EXCLUSIVE LICENSE AND MARKETING SERVICES AGREEMENT

THIS EXCLUSIVE LICENSE AND MARKETING SERVICES AGREEMENT (this "Agreement") is effective as of November 18, 2003 ("Effective Date"), by and between SAN DIEGO SOCCER DEVELOPMENT CORPORATION, a publicly traded Nevada corporation, doing business as "SOCCER DEVELOPMENT OF AMERICA" (the "Licensee"), and, LATIN AMERICAN FUTBOL CORPORATION, a Florida corporation ("LAFC"), and LAFC's wholly-owned subsidiary, Golo Lotto, a corporation registered in the Netherlands Antilles (individually referred to herein as "GL" and together with LAFC, referred to herein as the "Licensor"). Licensee and Licensor are sometimes referred to collectively herein as the "Parties", and each individually as a "Party."

RECITALS

    WHEREAS, LAFC is the owner of GL, including the "Golo Lotto" brand name, logo, and the website located at www.gololotto.com, including all content therein (collectively, the "GL Assets"); and

    WHEREAS, on or about February 7, 2003, LAFC and Licensee entered into that certain Golo Lotto Asset Purchase Agreement (the "Purchase Agreement"), pursuant to which Licensee agreed to purchase a Fifty-One Percent (51.0%) interest in and to the GL Assets according to the terms and conditions set forth in the Purchase Agreement; and

    WHEREAS, the Parties have determined that it is in the best interest of all of the Parties to terminate the Purchase Agreement and to enter into an exclusive licensing arrangement whereby Licensee will use the GL Assets to perform certain marketing services on behalf of Licensor according to the terms of a formal license agreement.

    NOW, THEREFORE, in consideration of the foregoing premises, the mutual promises contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto agree as follows:

SECTION 1. LICENSE

    1.1 Delivery of GL Assets. Licensor shall deliver to Licensee copies of all GL Assets in both hard copy and electronic format, as may be requested by Licensee, for use as contemplated in this Agreement.

    1.2 Grant of License. Licensor hereby grants to Licensee an exclusive worldwide right and license to use, reproduce, distribute copies, and create derivative works from the GL Assets for the purpose of enabling Licensee to perform the Marketing Services (as defined below) (the "License").

    1.3 Territory Restriction. Notwithstanding the grant of a "worldwide" License hereunder, the GL Assets shall not be used by either Licensee, Licensor, or any of their respective agents, representatives, affiliates, successors, or permitted assigns in any manner whatsoever to perform Marketing Services in connection with any of the GL Assets to any Person residing in the United States or any territory of the United States. Additionally, neither Licensee nor Licensor shall use the GL Assets in any manner whatsoever to perform Marketing Services to any Person residing in any country where online gaming is or becomes illegal. Licensor shall conduct periodic reviews of local laws and regulations in countries in which Marketing Services are provided. If Marketing Services are being provided in any country in which online gaming is or becomes illegal, such Marketing Services shall be ceased immediately. Licensee shall not be required to perform Marketing Services in any country until Licensor has provided Licensee with satisfactory evidence that online gaming is permissible in such country. For purposes of this Agreement, the term "Person" shall mean any individual, corporation, partnership, association, trust, limited liability company or other legal entity formed under the laws of the United States or any of its constituent States or territories, or any partnership, joint venture or other combination of any of the foregoing.

SECTION 2. SERVICES

    2.1 Services. Licensee shall use the GL Assets to perform the marketing services described in Exhibit A (the "Marketing Services"), which is attached to this Agreement.

    2.2 Control; Manner of Performance of Services. Licensee may control and direct the means, manner and method by which the Marketing Services required by this Agreement will be performed; provided however, Licensor has and shall retain exclusive control over the operations of GL, and Licensor shall be entitled to exercise general power of supervision and control over the results of work performed by Licensee to assure satisfactory performance, including the right to inspect, the right to stop work, the right to make suggestions or recommendations as to the details of the work, and the right to propose modifications to the work.

    2.3 No Web-Hosting Services. The Parties expressly acknowledge that the Marketing Services do not, and are not intended to, include or constitute web hosting services. Licensee does not intend to, and shall not, provide web-hosting services in connection with the GL website.

    2.4 No Operational Control. The Parties expressly acknowledge that Licensor has, and shall at all times during the term of the Agreement have, exclusive control over the operations of GL. The Parties further expressly acknowledge that Licensee does not have, and shall not have, any control with respect to the operations of GL.

SECTION 3. CONSIDERATION, EXPENSES AND MATERIALS

    3.1 Consideration. In consideration of the License granted herein, Licensee shall deliver to Licensor:

    (a) License Fee. A single non-refundable lump sum payment of Forty-Seven Thousand & NO/100 Dollars ($47,000) in United States currency (the "License Fee"), payable upon execution and delivery of this Agreement;

    (b) Revenue Based Fees. An amount equal to Fifty Percent (50%) of the monthly net revenues generated from the use of the GL Assets (the "Revenue Fees"), shall be payable to Licensee within thirty (30) days of receipt by Licensor of such revenues. The Revenue Fees shall be net of all Expenses (as defined in Section 3.2 below); and

    (c) Common Stock of SDA. A stock certificate issued to "Latin America Futbol Corporation" evidencing One Million Five Hundred Thousand (1,500,000) shares of SDA restricted common stock (the "SDA Stock"); provided however, that the SDA Stock shall be subject to restrictions applicable to unregistered shares provided by the Securities Act of 1933 and shall bear a legend substantially similar to the following:

THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "ACT") OR APPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE. THE SHARES REPRESENTED BY THIS CERTIFICATE CANNOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF TO ANY PERSON OR ENTITY UNLESS SUBSEQUENTLY REGISTERED UNDER THE ACT, AS AMENDED, OR UNLESS AN EXEMPTION FROM REGISTRATION APPLIES, AS DETERMINED BY COMPANY COUNSEL.

    (d) Acknowledgment of Receipt. Licensor hereby expressly acknowledges that Licensee has delivered to Licensor the complete License Fee, and the SDA Stock.

    3.2 Expenses. Unless specifically agreed upon in writing, Licensee shall be responsible for all expenses incurred while performing Marketing Services under this Agreement. However, Licensor shall reimburse Licensee for (i) all pre-approved reasonable travel and living expenses necessarily incurred by Licensee while away from Licensee's regular place of business to perform Marketing Services under this Agreement, and (ii) all pre-approved percentages paid to back-end providers, clubs, federations, players, etc. for joining the GL program. Licensee shall submit an itemized statement or invoice of such expenses. Licensor shall pay such expenses directly to the third party vendors of services or products upon receipt of a written invoice or other statement of the services rendered to Licensee or the products purchased by Licensee. Licensor shall pay all such invoices promptly upon receipt, but in no event later than the earlier of (a) thirty (30) days from the date of the specific invoice, or (b) the due date of the specific invoice.

    3.3 Materials. Except for the GL Assets, which shall be provided by Licensor, Licensee shall furnish all materials, equipment and supplies used to provide the Marketing Services required by this Agreement.

    3.4 Audit Rights. Upon Licensee's request, at mutually agreeable times no more frequently than on a quarterly basis, Licensee or an agent or accounting firm chosen by Licensee shall be provided reasonable access during normal business hours to the records of Licensor for purposes of auditing the Revenue Fees due. Records sufficient to verify the revenue received shall be maintained by Licensor and made available for audit. Persons conducting the audit shall be provided a reasonable opportunity to interview customers of Licensor and any employees of Licensor who have engaged in the development and/or marketing of the services generated by Licensee in order to corroborate the information contained in such records.

SECTION 4. TERM AND TERMINATION

    4.1 Term of Agreement. This Agreement will become effective when signed by all Parties and shall remain in effect until terminated by either Party as provided below.

    4.2 Termination for Cause. Either Party may terminate this Agreement for cause at any time by giving ninety (90) days prior written notice of termination. Licensor shall be entitled to full payment of all Revenue Fees derived from revenues generated prior to the effective date of termination and received within ninety (90) days after the effective date of termination. For purposes of this Agreement, the term "cause" shall mean (i) failure on the part of Licensor to perform any of its obligations under this Agreement, (ii) the breach of any Party's representations or warranties made under this Agreement, or (ii) the failure by Licensee to perform the Marketing Services for any continuous period of at least sixty (60) days without valid business-related justification (i.e. off season period, failure by Licensor to deliver GL Assets or otherwise cooperate with Licensee, etc.); provided however, that no breach shall be construed as "cause" for termination unless such breach remains uncured for a period of thirty (30) days following notice of breach by the non-breaching party delivered to the breaching party.

SECTION 5. OWNERSHIP RIGHTS

    5.1 Intellectual Property Ownership. Licensor warrants that it is the exclusive owner of all rights in and title to the GL Assets, and that it has all rights necessary for the grant of the right and license granted by this Agreement. It is the intention of the Parties hereto that all rights, including without limitation copyright, in any derivative works of the GL Assets created by Licensee (the "Derivative Works") shall remain the exclusive property of Licensor; provided however, that all such Derivative Works shall immediately and automatically become part of the GL Assets and be subject to the terms and conditions of this Agreement.

    5.2 Licensee Intellectual Property. The Parties acknowledge that from time to time, Licensee may add to the GL Assets certain trademarks, logos or other intellectual property that is the exclusive property of Licensee ("Licensee IP"). To the extent that any Derivative Works contain any Licensee IP, such Licensee IP shall remain the exclusive property of Licensee; provided however, Licensee hereby grants a non-exclusive royalty-free license to Licensor to use such Licensee IP solely in connection with the Derivative Works for a period of time that is equal to the term of this Agreement.

SECTION 6. CONFIDENTIALITY

    6.1 For purposes of this Agreement "Proprietary Information" shall mean any information relating to the business of the Licensor or any entity in which Licensor has a controlling interest and shall include (but shall not be limited to) information encompassed in all drawings, designs, programs, plans, formulas, proposals, marketing and sales plans, financial information, costs, pricing information, customer information, and all methods, concepts or ideas in or reasonably related to the business of Licensor.

    6.2 During the term of this Agreement, Licensee shall use reasonable care to prevent the unauthorized use or dissemination of Licensor's Proprietary Information. Reasonable care means at least the same degree of care Licensee uses to protect its own confidential information from unauthorized disclosure.

    6.3 The term "Proprietary Information" shall not include information that (i) has been disclosed in publicly available sources of information, (ii) is, through no fault of the Licensee, hereafter disclosed in publicly available sources of information, (iii) is now in the possession of Licensee without any obligation of confidentiality, or (iv) has been or is hereafter lawfully disclosed to Licensee by any third party, but only to the extent that the use or disclosure thereof has been or is rightfully authorized by that third party.

SECTION 7. LICENSOR OBLIGATIONS AND WARRANTIES

    7.1 Joint and Several Obligations. All representations, warranties, covenants and obligations of "Licensor" hereunder are and shall be joint and several representations, warranties, covenants and obligations of LAFC and GL.

    7.2 No Unauthorized Gaming. Licensor warrants that it shall use its best efforts to ensure that it does not accept any online bets or otherwise engage in online gaming with any Person who resides in the United States, any territory of the United States, or any other country in which online gaming is prohibited by law.

    7.3 Cooperation. Licensor shall use its best efforts to deliver to Licensee such documents, materials, information and assistance as may be reasonably requested by Licensee in order for Licensee to fulfill its obligations under this Agreement.

    7.4 Authority. Licensor warrants that it has obtained the requisite corporate authority to enter into this Agreement and to perform its obligations hereunder. Licensor further warrants that each of GL and LAFC are entities validly formed and existing in good standing under the laws of the Netherlands Antilles and Florida, respectively.

    7.5 No Interference. Licensor warrants that its performance under this Agreement, and the Marketing Services to be performed by Licensee, shall not violate any of Licensor's obligations under any other contract or agreement with any third party.

    7.6 No Violation of Law; Litigation. Licensor's performance under this Agreement does not and shall not violate any applicable law, rule, or regulation; or any third party rights in any patent, trademark, copyright, trade secret, or similar right. Licensor further represents and warrants that there is no pending litigation or other claims that would prevent, hinder or otherwise interfere with Licensor entering into this Agreement or performing its obligations hereunder.

SECTION 8. LICENSEE WARRANTIES

    8.1 Authority. Licensee has obtained the requisite corporate authority to enter into this Agreement and to perform the Marketing Services.

    8.2 No Violation of Law. Licensee's performance of the Marketing Services called for by this Agreement do not and shall not violate any applicable law, rule, or regulation; any contracts with third parties; or any third party rights in any patent, trademark, copyright, trade secret, or similar right.

SECTION 9. LIMITATION OF LIABILITY; INDEMNIFICATION

    9.1 Force Majeure. Licensee shall not be liable to Licensor for any failure or delay caused by events beyond Licensee's control, including, without limitation, Licensee's failure to furnish necessary information, sabotage, failure or delays in transportation or communication, acts of God, failures or substitutions of equipment, labor disputes, accidents, shortages of labor, fuel, raw materials or equipment, or technical failures.

    9.2 Indemnity. Each of the Parties (each, an "Indemnifying Party") shall indemnify the other Parties (each, an "Indemnified Party"), their respective directors, officers, stockholders, agents, employees and other legal representatives from and against all claims, liabilities, losses, damages, expenses and costs, including reasonable attorney fees, joint or several, arising out of or in connection with the Indemnifying Party's performance under this Agreement, or the breach of any representation or warranty made by the Indemnifying Party herein. In the case of any such claims, the Indemnified Party shall promptly notify the Indemnifying Party in writing of such claim or suit and the Indemnified Party shall have the right to fully control the defense and any settlement of the claim or suit.

SECTION 10. MISCELLANEOUS
    10.1 Governing Law. This Agreement shall be governed and construed in all respects in accordance with the laws of the State of California as they apply to a contract entered into and performed in that State.

    10.2 Successors and Assigns. This Agreement may not be assigned by either Party, except with the prior written consent of the other Party. This Agreement shall be binding upon and against the Parties hereto and their heirs, officers, directors or other legal representatives, administrators, successors and permitted assigns.

    10.3 Waivers. No waiver of any breach, default or provision hereunder shall be construed to be a valid waiver of such provision unless in a writing signed by the waiving Party, and no such waiver shall be deemed a continuing waiver of any subsequent breach or default hereunder unless expressly stated as such in a signed writing.

    10.4 Injunctive Relief. Each of the Parties hereto (each, an "Injuring Party") acknowledges that the injury to other Parties (each an "Injured Party") resulting from any violation by it of any of the covenants contained in this Agreement will be of such a character that it cannot be adequately compensated by money damages, and, accordingly, the Injured Party may, in addition to pursuing its other remedies, obtain an injunction from any court having jurisdiction of the matter restraining any such violation; and no bond or other security shall be required in connection with such injunction.

    10.5 Independent Contractors. The Parties are and shall be independent contractors to one another, and nothing herein shall be deemed to cause this Agreement to create an agency, partnership, or joint venture between the Parties. Nothing in this Agreement shall be interpreted or construed as creating or establishing the relationship of employer and employee between Licensor and either Licensee or any employee or agent of Licensee.

    10.6 Notices. All notices required or permitted hereunder shall be in writing addressed to the respective Parties as set forth below, unless another address shall have been designated, and shall be delivered by hand or by registered or certified mail, postage prepaid.

If to Licensee: San Diego Soccer Development Corporation
3803 Mission Blvd., Suite 290
San Diego, California 92109
Facsimile: (858) 488-7717
Attn: Yan Skwara, President & CEO

If to LAFC: Latin America Futbol Corporation
12550 Biscayne Blvd., Suite 300
Miami, Florida 33181
Attn: Manny Bains, President

If to GL: c/o Latin America Futbol Corporation
12550 Biscayne Blvd., Suite 300
Miami, Florida 33181
Attn: Manny Bains, President

    10.7 Entire Agreement. This Agreement, including the exhibits hereto, constitutes the entire agreement of the Parties hereto and supersedes all prior agreements, representations, proposals, discussions, and communications, whether oral or in writing, including without limitation the Purchase Agreement. This Agreement may be modified only in writing and shall be enforceable in accordance with its terms when signed by the party sought to be bound.

    10.8 Neutral Construction. The Parties hereto agree that this Agreement was negotiated fairly between them at arms' length and that the final terms of this Agreement are the product of the Parties' negotiations. Each Party represents and warrants that it has sought and received legal counsel of its own choosing with regard to the contents of this Agreement and the rights and obligations affected hereby. The Parties agree that this Agreement shall be deemed to have been jointly and equally drafted by them, and that the provisions of this Agreement therefore should not be construed against any of the Parties on the grounds that a Party drafted or was more responsible for drafting the provision(s) hereof.

    10.9 Counterparts. This Agreement may be executed in multiple counterparts, each of which is an original, but all of which, taken together, constitute a single document.

    10.10 Survival. Sections 5, 6, 7, 8 and 9 (inclusive) of this Agreement shall survive completion of the Marketing Services or the termination of this Agreement.

    10.11 Parties in Interest. This Agreement is enforceable only by Licensee and Licensor. The terms of this Agreement are not a contract or assurance regarding compensation, continued employment or benefit of any kind to any personnel assigned to Licensee's work, or any beneficiary of any such personnel, and no such personnel (or any beneficiary thereof) shall be a third-party beneficiary under or pursuant to the terms of this Agreement.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized representatives, on the date and year first above written.

"Licensee": SAN DIEGO SOCCER DEVELOPMENT CORPORATION., a Nevada corporation	"Licensor": LATIN AMERICAN FUTBOL CORPORATION, a Florida corporation
/s/ Yan Skwara	/s/ Manny Bains
Signature	Signature
Name: Yan Skwara Title: President & CEO Date: November 18, 2003	Name: Manny Bains Title: President Date: November 18, 2003
and
GOLO LOTTO, a corporation registered in the Netherlands Antilles
/s/ Manny Bains
Name: Manny Bains Title: President Date: November 18, 2003

Exhibit A

MARKETING SERVICES

Subject to the terms and conditions of the Exclusive Marketing Services License Agreement (the "Agreement"), Licensee has the exclusive right and license to use, reproduce, distribute copies, and create derivative works from the GL Assets in furtherance of Licensee's performance of the following services:

I. Marketing Services.
Licensee shall market the GL Assets with top professional teams and federations to include marketing rights such as stadium boards, naming rights for tournaments, clothing sponsorships and links on official pages, among others. Licensee shall seek affiliations with such groups to try to implement marketing rights to fully exploit Golo Lotto in Latin America. Some of the rights Licensee will work to obtain include the following:

  Standard billboards in the center of the field or on the line between the goal and the corner point with the Golo Lotto name in all the stadiums where the teams or leagues plays.

  Placement of the Golo Lotto logo in magazines and any programs or other print media.

  Advertising on or in tickets and programs.

  The right to include the Golo Lotto logo on the outside of all stadiums where the league plays, including exposure of the brand in front of the main stadium entrances, exits, signals, service areas, parking areas, and inside all of the stadiums, with the understanding that it will be Golo Lotto itself which will design and install these sign elements, in locations it chooses.

  The right to have up to six sales points or stands for the Golo Lotto product inside all of the stadiums where the league plays, including the right to place the Golo Lotto logo on one or more of the following, if permitted: shirts, shorts, socks, track suits or pants of all the potential domestic clubs and leagues.

  The rights to place the Golo Lotto logo on the surfaces of the official balls of the league for play during tournaments sponsored by Golo Lotto.

  The right to place links to the Golo Lotto website on all of the official team and federation websites, as permitted by applicable law, including the logo and information about the company; provided however, that no links shall be placed to websites hosted in the United States, any territory of the United States, or any country in which online gaming is illegal.

  The use of all club images to advertise on magazines, television commercials, newspapers, etc. to promote the lottery.

  Free television advertising space as part of the agreement between teams and leagues and the television stations with which they contract (since these groups own the television rights, they will be in a bargaining position to request advertising space for Golo Lotto), including a one-minute space appearing twenty minutes before game time pertaining to the placement of bets on the game.